                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT) Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

                                 *   *   *   *

The following complaint was filed on October 17, 2000 and is currently available on CBOT members and membership interest holders in the Office of the General Counsel.

                                                                  Atty No. 90443

                 IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
                      COUNTY DEPARTMENT, CHANCERY DIVISION

___________________________________________
                                           )
Board of Trade of the City of Chicago, Inc.)
                                           )
               Plaintiff,                  )    In Chancery
                                           )    Declaratory Judgment
          v.                               )
                                           )    Civil Action No. ___________
Chicago Board Options Exchange, Inc.,      )
                                           )
               Defendant.                  )
___________________________________________)

                           COMPLAINT FOR DECLARATORY
                       JUDGMENT AND FOR INJUNCTIVE RELIEF
                       ----------------------------------

          The Board of Trade of the City of Chicago seeks a declaration by this Court that its becoming a for-profit stock corporation pursuant to "step two" of the CBOT's restructuring plan preserves the Exercise Right held by its Full Members in accordance with the contract between the CBOT and the Chicago Board Options Exchange, Inc., dated September 1, 1992. This action is ripe for decision because, by letter dated June 20, 2000, and in a recent filing with the Securities and Exchange Commissions, the CBOE declared its intent to breach the 1992 contract if the CBOT implements its planned restructuring initiatives.

          Plaintiff, the CBOT, complains against defendant, the CBOE, as follows:

                                  INTRODUCTION
                                  ------------

          1. When the Chicago Board of Trade created the Chicago Board Options Exchange in 1972, the CBOE's Certificate of Incorporation provided that CBOT members would be entitled to become members of the CBOE at no additional cost. That entitlement is known to Chicago Board of Trade members as the Exercise Right, and has significant value to CBOT's Full Members. By exercising that right, CBOT members become eligible to have membership privileges on both the CBOT and the Chicago Board Options Exchange.

          2. After the creation of the Exercise Right, the CBOT and CBOE had a series of disputes about its definition and scope. Those disputes were resolved under a contract executed by the parties in 1992. That contract specifically delineates the Exercise Right and limits that right to the 1,402 Full Memberships of the Chicago Board of Trade. The 1992 contract also specifically provides that both parties have the right to bring suit under Illinois law to enforce the terms of the agreement and to recover damages for any breach of the agreement.

          3. The parties' 1992 contract contemplated that at some point in the future, the Chicago Board of Trade might opt to merge, consolidate or restructure in some way, and the agreement therefore included specific provisions allowing the CBOT to pursue different structural alternatives while preserving the Exercise Right for its 1,402 Full Members.

          4. The Chicago Board of Trade is now in the midst of such a restructuring - critical to its long term viability - to enhance its open outcry futures trading while also benefitting from the dramatic growth of electronic trading. The strategy for the CBOT's restructuring has been carefully planned to comport with the terms of the 1992 Agreement and thus preserve the Exercise Right.

          5. The CBOT's current restructuring effort involves two overall "steps." Step one, approved by the Chicago Board of Trade's members on June 28, 2000, resulted in the CBOT becoming a Delaware non-stock, not-for-profit corporation - the same corporate structure as the Chicago Board Options Exchange. As part of step one, the CBOT also created a wholly owned subsidiary (eCBOT), which is intended to run the CBOT's electronic trading business.

          6. Prior to the implementation of step one, the CBOE declared that it would breach the 1992 contract if the CBOT changed its state of incorporation to Delaware. The CBOT filed a Complaint seeking a declaratory judgment and injunctive relief in this Court on June 30, 2000. At the August 3, 2000 hearing on the CBOE's motion to dismiss the CBOT's Complaint, the CBOE reversed course and agreed that it would take no action to extinguish the Exercise Right solely as a result of step one. This Court proceeded to dismiss the Complaint on the ground that, given CBOE's judicial admission, there was no justiciable controversy.

          7. The CBOE did not, however, agree that the CBOT's merger with and into a Delaware not-for-profit corporation did not violate the 1992 Agreement. It simply agreed that it would take no action to extinguish the Exercise Right based on implementation of step one alone. Thus, the CBOE continues to maintain that step one "result[ed] in the disappearance of the Illinois corporation that is now the Board of Trade . . . [and] when the Illinois Board of Trade disappears, the exercise right disappears with it." (June 20, 2000 information circular, Ex. A) According to the CBOE, once the CBOT takes any other step towards restructuring, the move to Delaware pursuant to step one constitutes a basis upon which to extinguish the Exercise Right.

          8. Step two of the CBOT's restructuring will result in another change in the CBOT's corporate structure. The CBOT, now a Delaware not-for-profit corporation, will become a Delaware for-profit stock corporation. The current CBOT membership will become member stockholders in the for-profit corporation.

          9. In its June 20, 2000 information circular issued to its membership and sent to the CBOT, the CBOE declared that step two also violates the 1992 Agreement. First, the CBOE claims that "[a]s a stock corporation, the CBOT would no longer have members but instead would have stockholders, and thus would not satisfy the requirements of clauses (ii) and (iii) of Section 3(d)." (Ex. A at 3) Second, the CBOE claims that creation of an electronic trading subsidiary violates the Agreement because it "would be extremely dilutive of CBOE trading rights, since CBOT members would for the first time be able to trade all products now traded on CBOT (via access to the new electronic exchange) even if they have exercised their rights to become members of CBOE." (Ex. A at 2)

          10. Even more recently, in an Amended Proposed Rule Change filed with the Securities and Exchange Commission, the CBOE contends that "once the right to trade all CBOT products is made available to persons who are not CBOT members (or stockholders), then CBOE interprets the exercise right as being extinguished, because CBOT will no longer have members and because CBOT stockholders no longer will possess all of the trading rights and privileges appurtenant to membership." (Ex. D at 11)

          11. At every turn, the CBOE has sought to prevent the CBOT's restructuring, arguing that the Chicago Board of Trade will violate the 1992 Agreement and extinguish the

Exercise Right if it acts to (i) change its state of incorporation by merging with and into a Delaware not-for-profit corporation; (ii) become a for-profit corporation; or (iii) create an electronic trading subsidiary. The CBOT has completed actions (i) and (iii) and is in the process of completing action (ii). Judicial resolution of this contract is ripe now.

                                    PARTIES
                                    -------
          12. Plaintiff, the CBOT, is a futures exchange with its principal place of business at 141 West Jackson Boulevard, Chicago, Illinois. The CBOT is a Delaware non-stock, not-for-profit corporation.

          13. Defendant, the CBOE, is an options exchange with its principal place of business at 400 South LaSalle Street, Chicago, Illinois. The CBOE is a Delaware non-stock, not-for-profit corporation.

                            JURISDICTION AND VENUE
                            ----------------------

          14. This Court has subject matter jurisdiction over this matter and personal jurisdiction over the parties under the common law of the State of Illinois and 735 ILCS 5/2-209 by virtue of their acts within the State of Illinois.

          15. Venue is proper in this Court under 735 ILCS 5/2-101 and 735 ILCS 5/2-102 as the CBOE has its principal place of business in Cook County, Illinois.

                                  BACKGROUND
                                THE CBOT TODAY
                                --------------

          16. The CBOT was organized in 1848 as a voluntary, unincorporated association. In 1859, the Illinois General Assembly granted the association a special charter that incorporated the CBOT. On August 8, 2000, the CBOT became a Delaware non-stock not-for-profit corporation, owned and operated by its members.

          17. The Chicago Board of Trade is the largest futurEs and options exchange in the United States, providing facilities for the trading of a wide variety of futures and options contracts ranging from contracts on corn, wheat and soybeans to contracts on U.S. Treasury Securities and the Dow Jones Industrial Average.

          18. Trading in CBOT contracts is currently conducted in two ways - open outcry trading in a trading pit and via an electronic trading system, most of which is conducted by the Ceres Trading Limited Partnership formed in 1992. Today, most trading at the CBOT occurs by open outcry.

          19. Ceres was designed to operate different new business ventures for the benefit of the CBOT members, including an electronic trading division. With respect to Ceres, the CBOT is the general partner and holds a ten percent interest. Chicago Board of Trade clearing members own 20% of the partnership interests as limited partners, and individual Chicago Board of Trade members own the remaining 70% as limited partners.

          20. Over the years, the CBOT has formed various membership classes. The original class, known as a Full Membership, entitles anyone holding that class of membership to trade as principal and broker any and all futures or options contracts traded at the CBOT. There are 1,402 Full Memberships at the CBOT. These memberships may be sold, leased or registered for the benefit of a member firm.

          21. The other classes of membership have less trading, voting and liquidation rights than Full Memberships. Associate Memberships, created in 1979, for example, may trade only in options contracts and financial futures contracts and have voting and liquidation rights equal to 1/6 of those of Full Memberships. IDEM (Index, Debt and Energy Market) Membership Interests allow holders to trade a limited number of specific contracts, including Dow futures and Municipal bonds. COM (Commodities Market) Membership Interests allow holders to trade only in options contracts. The IDEM and COM Membership Interests, created in 1982, have no voting rights, and have liquidation rights equal to one-half of one percent of those of Full Members.

          22. Only the 1,402 holders of Full Memberships hold the CBOE Exercise Right that is at the heart of this dispute. (At the time of CBOE's formation, the CBOT had 1,402 members, and the 1992 Agreement specifically limits the Exercise Right to those 1,402 Full Memberships.)

                           THE CBOE "EXERCISE RIGHT"
                           -------------------------

          23. The Chicago Board Options Exchange was created in 1972 in order to provide a market for stock options trading. The CBOE's Certificate of Incorporation specifically recognized the "special contribution made to the organization and development of the Corporation by the members of the Board of Trade of the City of Chicago." (Exhibit B)

          24. In part to recognize the special contribution made by the members of the CBOT, and in part to promote growth and liquidity of the CBOE, Article Fifth (b) of the CBOE's Certificate of Incorporation provides that every present and future member of the CBOT would be entitled to become a member of the CBOE at no additional cost. The ability of a Chicago Board of Trade Full Member to exercise this right to become a member at the CBOE is referred to as the Exercise Right.

          25. Following the CBOE's incorporation, the two exchanges disputed the scope of the Exercise Right, including whether a Chicago Board of Trade member was entitled to lease the trading rights and privileges associated with CBOT membership and CBOE membership independently.

                              THE 1992 AGREEMENT
                              ------------------

          26. On September 1, 1992, the exchanges entered into an agreement to resolve those ongoing disputes. (Exhibit C)

          27. In Section 3(c) of the 1992 Agreement, the CBOE agreed that "any eligible CBOT Full Member or Eligible CBOT Full Member Delegate is entitled to become an Exerciser Member [of the CBOE] pursuant to Article Fifth (b), provided such individual qualifies to be a CBOE Regular Member in accordance with the rules of the CBOE applicable generally to CBOE Regular Membership."

          28. Under the 1992 Agreement, an "Eligible CBOT Full Member" is defined as "an individual who at the time is the holder of one of the One Thousand Four Hundred Two (1,402) existing CBOT full memberships and who is in possession of all trading rights and privileges appurtenant to such CBOT Full Membership." (Section 1(a)) Thus, pursuant to the contract between the exchanges, the Exercise Right is restricted to the 1,402 Full Memberships currently existing at the CBOT.

          29. Section 1(c) further defined the "trading rights and privileges appurtenant to such CBOT Full Membership" as (i) the rights and privileges that entitle a holder to trade as principal and broker for others in all contracts on the CBOT (regardless of whether by open outcry, by electronic means or otherwise); and (ii) every trading right or privilege granted, assigned or issued by the CBOT to holders of Full Memberships as a class, excluding rights or privileges that are the subject of an option not exercised by the Full Member. Thus, under the contract, the Exercise Right attaches to each of the 1,402 Full Memberships, so long as those Full Memberships entitle holders to trade all contracts traded on the CBOT and to every trading right or privilege associated with Full Membership.

          30. The right embedded in their Full Membership to trade at the CBOE is a major source of value to Chicago Board of Trade Full Members. This Exercise Right gives Eligible Full Members and Eligible Full Member Delegates access to two exchanges. In addition, since a Full Member has the right to lease his or her Board of Trade membership (along with the Exercise Right) to parties known as Delegates, members continue to benefit from the value of the Exercise Right even after they retire from active trading. Currently, nearly half of the CBOT's Full Members or their delegates have exercised their right to trade at the Chicago Board Options Exchange.

          31. At the time they entered into the 1992 Agreement, both parties recognized and acknowledged the possibility that the Chicago Board of Trade might in the future reorganize or change its structure. The Agreement therefore included provisions allowing the CBOT to change its structure while still maintaining the Exercise Right for its Full Members. (See Exhibit
                                                      ---

C (P) 3(d)). Notably, the Agreement does not restrict the Chicago Board of Trade
                                         ---
from (i) changing its state of incorporation pursuant to step one; (ii) becoming a for-profit corporation; or (iii) forming a wholly-owned electronic trading subsidiary intended to take over Ceres' electronic trading operations.


                         THE CBOT'S RESTRUCTURING PLAN
                         -----------------------------

          32. The industry served by the CBOT has undergone significant changes over the last several years. Electronic trading has emerged as the dominant form of trading in Europe and Asia, is becoming a more popular form of trading in U.S. markets, and poses a competitive threat to traditional open outcry exchanges. Since the mid-1990's, electronic trading has grown dramatically, whereas traditional open outcry trading, which is the hallmark of the current CBOT, has declined. In 1999, the all-electronic Eurex exchange, a foreign exchange, overtook the CBOT to become the world's most active exchange.

          33. The advance of technology, along with increased consumer demand for cost-efficient and effective forms of trading, among other things, has fueled the need for exchanges such as the CBOT to change how they operate. Restructuring in the industry is already underway. The Chicago Mercantile Exchange has approved and begun to implement a restructuring plan involving demutualization, and the New York Mercantile Exchange has already approved a demutualization plan.

          34. The Chicago Board of Trade's current mutual, not-for-profit structure is oriented towards supporting member opportunities, and has occasionally made it difficult for the exchange to efficiently make necessary business decisions focused on technology investments and operational economy.

          35. In addition, the Board of Trade faces pressure from a variety of potential electronic trading competitors. Cantor/eSpeed has already introduced an electronic trading platform for CBOT products such as U.S. Treasury futures, and numerous electronic communication networks already exist for trading financial products worldwide.

          36. The CBOT is threatened by the changes in the industry. Its Board of Directors has concluded that restructuring is essential to its ability to preserve a viable open outcry exchange capable of competing in the new economy while at the same time capturing the growth of electronic trading.

          37. Step one of the restructuring, now complete, resulted in the CBOT becoming a Delaware not-for-profit corporation (as opposed to its former status as a specially chartered Illinois not-for-profit corporation). As part of step one, the CBOT also formed eCBOT, a wholly-owned subsidiary incorporated in Delaware intended to operate the CBOT's electronic trading business, most of which is currently operated not by the CBOT but by Ceres, of which the CBOT is
                            ---
the sole general partner. The rights and privileges of Chicago Board of Trade members, including their trading rights and privileges, were not affected by the move to Delaware or the formation of the wholly-owned subsidiary. Today, Full Members are able to trade all CBOT products via open outcry (in the trading pits) or electronically through the a/c/e System (the electronic trading system of the Alliance/Chicago Board of Trade/Eurex).

          38. Step two of the proposed restructuring, which will require another membership vote, calls for the Chicago Board of Trade to become a for-profit Delaware corporation. The current CBOT membership will become member stockholders in the for-profit corporation. The 1,402 Full Members will be issued a special class of shares that will continue to allow the holder to trade as principal and broker for others in all Chicago Board of Trade contracts.
                                      ---
Only Full Members will have full trading rights and privileges in all CBOT contracts.

          39. Moving to a streamlined, for-profit corporate structure pursuant to step two will allow the Chicago Board of Trade to be more cost-efficient and to compete effectively in the changing environment. It will also afford the CBOT enhanced financial and decision-making flexibility.

                         THE CBOT'S RESTRUCTURING PLAN
                          COMPORTS WITH THE AGREEMENT
                          ---------------------------

          40. Understanding that the Exercise Right embedded in Full Memberships is a significant source of value to its Full Members, the proposed changes to the Chicago Board of Trade's corporate structure have been designed to expressly comport with the terms of the 1992 Agreement. In fact, preserving the Exercise Right has been one of the requirements of the restructuring plan.

          41. Pursuant to Section 3(d) of the 1992 Agreement, the Chicago Board Options Exchange agreed "that in the event the CBOT merges or consolidates with or is acquired by or acquires another entity ('other entity')" the Exercise Right "shall continue to apply and this Agreement shall continue in force and effect" so long as three conditions are satisfied. None of the conditions require that the Chicago Board of Trade either remain a specially chartered Illinois corporation or maintain its not-for-profit status. And all three conditions were satisfied by the CBOT's merger with and into a Delaware not-for-profit corporation pursuant to step one, and are satisfied by the CBOT's move to a for-profit structure pursuant to step two.

          42. First, "the survivor of such merger, consolidation or acquisition ('survivor') is an exchange which provides or maintains a market in commodity futures contracts or options, securities, or other financial instruments." (Section 3(d)(i)) The surviving Delaware CBOT is an exchange that provides a market in commodity futures or options, securities and other financial instruments, and will continue to be after it becomes a for-profit corporation.

          43. Second, "the 1,402 holders of CBOT Full Memberships are granted in such merger, consolidation or acquisition membership in the survivor ('Survivor Membership')." (Section 3(d)(ii)) All 1,402 CBOT Full Memberships retained the rights and privileges of membership in the surviving Delaware CBOT, and will retain all the rights and privileges of membership as member stockholders in the for-profit corporation.

          44. Third, "such Survivor Membership entitles the holder thereof to have full trading rights and privileges in all products then or thereafter traded on the survivor. . .." (Section 3(d)(iii))  All 1,402 Full Memberships
have full trading rights and privileges in all contracts traded on the surviving Delaware CBOT, and will continue to possess full trading rights and privileges in the for-profit corporation.

          45. Nor does the 1992 Agreement in any way prohibit the creation of a wholly-owned subsidiary intended to run the electronic trading business.

                      THE CBOE'S INTENTION TO EXTINGUISH
              THE EXERCISE RIGHT IN BREACH OF THE 1992 AGREEMENT
              --------------------------------------------------

          46. In both formal and informal communications with Chicago Board Options Exchange representatives, the Chicago Board of Trade has confirmed that any restructuring will comport with the 1992 Agreement and thereby preserve the Exercise Right.

          47. Despite assurances that the CBOT will abide by the conditions in the 1992 Agreement to preserve the Exercise Right, the CBOE has made clear its intent to breach the Agreement if the CBOT takes any more steps to implement its restructuring.

          48. On June 20, 2000, just days before the CBOT membership vote on step one of the restructuring, the CBOE issued an Information Circular announcing that the Chicago Board of Trade's restructuring plan would extinguish the Exercise Right. Among other reasons, the CBOE declared that when the CBOT changed its state of incorporation the Illinois CBOT would "disappear" and the "exercise right disappears with it." (Ex. A at 1) Although the CBOE agreed before this Court to take no action based on this step alone, it continues to
                                                       -----
maintain that if the CBOT takes any other steps toward restructuring, this change in the CBOT's state of incorporation will allow it to breach the 1992 Agreement and unilaterally extinguish the Exercise Right.

          49. The CBOE also declared that CBOT's becoming a for-profit stock corporation would invalidate the 1992 Agreement: "[a]s a stock corporation, CBOT would no longer have members, but instead would have stockholders, and thus would not satisfy the requirements of clauses (ii) and (iii) of Section 3(d)." (Exhibit A, at 3) To the contrary, CBOT's

1,402 Full Members will continue to be member stockholders in the new corporation, by virtue of the fact that they will each receive a share of Class B-1 stock which carries with it all of the trading rights and privileges on the surviving exchange. Only the current 1,402 Full Members will receive Class B-1 stock, and thus, like today, only those 1,402 Full Members will have full trading rights and privileges in all contracts traded at the CBOT.

          50. Finally, the CBOE made clear that in its view any action by the CBOT that results in a "dilution" of CBOE membership rights is "entirely inconsistent with the intent of Article FIFTH, as was made clear in the 1992 Agreement between CBOT and CBOE" and will therefore invalidate that Agreement. (Ex. A at 2) The CBOE maintains that the CBOT's creation of an electronic trading subsidiary "for the first time" allows CBOT Full Members to trade at the CBOE via the Exercise Right while continuing to trade CBOT products. CBOE believes this dilutes the value of CBOE membership in violation of the 1992 Agreement.

          51. The CBOE recently filed an Amended Proposed Rule Change with the Securities and Exchange Commission, in an attempt to have this straightforward contractual dispute resolved by the SEC, instead of following the 1992 Agreement's provisions contemplating a judicial resolution. In it, the CBOE takes issue with the CBOT's electronic trading subsidiary arguing that "[t]hrough this reformulated electronic trading platform, nonmembers would have equivalent access to trade CBOT products that previously could be traded only by and through members. The reformulated electronic trading facility apparently also would afford CBOT members (or their delegates) the ability to trade CBOT products at the same time as they are trading on CBOE pursuant to the exercise right." (Ex. D at 6-7)

          52. In its amended SEC filing, the CBOE also states that "whether occurring when or after CBOT becomes a stock corporation, once the right to trade all CBOT products is made available to persons who are not CBOT members (or stockholders), then CBOE interprets the exercise right as being extinguished, because CBOT will no longer have members and because CBOT stockholders no longer will possess all of the trading rights and privileges appurtenant to membership. Moreover, even if CBOT does not restructure as a stock corporation, the exercise right will be extinguished once CBOT members lose this privilege of exclusive access to trade CBOT products." (Ex. D at 11)

          53. To the contrary, nothing in the 1992 Agreement prohibits a CBOT Full Member from exercising the right to trade at the CBOE and, at the same time, trading CBOT's products electronically. In fact, CBOT Full Members have been able to do just that for many years, by trading CBOT products first on GLOBEX Systems, then on the Project A System and, since August 28, 2000, on the a/c/e(TM) System.

                                    COUNT I
              CBOE's Breach of Section 4(d) of the 1992 Agreement
              ---------------------------------------------------

          54. Plaintiff repeats and realleges the allegations contained in paragraphs 1 through 53.

          55. The 1992 Agreement between the parties was executed following extensive negotiations between the two exchanges. In Section 4(d) the parties mutually agreed that CBOE would interpret Article Fifth (b) in accordance with the provisions of this Agreement.

          56. The CBOE has stated that it reads Article Fifth (b) to mean that the CBOT cannot (i) change its state of incorporation; (ii) become a for-profit corporation; or (iii) form an electronic subsidiary to operate its electronic trading business. The CBOE has therefore declared that, under its interpretation of Article Fifth (b), the Exercise Right will be extinguished as soon as the Chicago Board of Trade implements step two of its restructuring.

          57. This tortured reading of Article Fifth (b) is inconsistent with the meaning and spirit of the 1992 Agreement, and thus violates Section 4(d) of that Agreement. The 1992 Agreement specifically provided for the preservation of the Exercise Right in the event the Chicago Board of Trade reorganized or merged with another entity, as contemplated by the CBOT's restructuring.
Nowhere does that Agreement suggest that the Chicago Board of Trade cannot modernize its corporate structure without endangering the Exercise Right.
Section 3(d) of the 1992 Agreement does not require the CBOT to maintain its status as an Illinois corporation, or as a not-for-profit corporation. Nor does the Agreement prohibit a CBOT Full Member from exercising the right to trade at the CBOE and, at the same time, trading CBOT's products electronically. In fact, no provision in the 1992 Agreement imposes the conditions CBOE would read into the Agreement to govern the Exercise Right.

                                   COUNT II
             For A Declaration that Becoming a Delaware For-Profit Corporation and Creating a Wholly Owned Electronic Trading Subsidiary
            Do Not Violate the 1992 Agreement and for An Injunction Prohibiting the CBOE from Extinguishing the Exercise Right
          ----------------------------------------------------------

          58. Plaintiff repeats and realleges the allegations contained in paragraphs 1 through 57.

          59. Under the terms of the 1992 Agreement, the CBOT and the CBOE agreed that, even in the event that the CBOT "merges or consolidates with or is acquired by or acquires another entity," the Exercise Right would continue as long as the surviving entity meets the three requirements of the 1992 Agreement.

          60. As explained above, step two of the CBOT's Restructuring Plan will result in the CBOT becoming a Delaware for-profit stock corporation. Neither this change in legal status, nor the CBOT's move to Delaware pursuant to step one, do anything to invalidate the 1992 Agreement or the right granted by Article Fifth (b).

          61. Both Delaware and Illinois law specifically provide that in the event of a merger, the resulting corporation possesses all the rights and privileges of the merging corporations. Specifically, Delaware law provides that in the event of merger or consolidation, "the constituent corporations shall become a new corporation, or be merged into 1 of such corporations, as the case may be, possessing all the rights, privileges, powers and franchises as well of a public as of a private nature. . . ." 8 Del. C. (S) 259.  Illinois law similarly provides that when the merger is effected, the new or surviving corporation "shall thereupon and thereafter possess all the rights, privileges, immunities and franchises, of a public or private nature, of each of the merging or consolidating corporations. . . ." 805 ILCS 105/111.50.

          62. Nonetheless, the CBOE has declared that when the CBOT takes another step in its restructuring by becoming a for-profit stock corporation, the Exercise Right will disappear.

          63. As a result of the foregoing, there exists an actual controversy between the parties concerning the rights and obligations of the parties under the 1992 Agreement.

          64. By the terms of (S)2-701 of the Illinois Code of Civil Procedure, 735 ILCS 5/2-701, this Court has the power to construe the 1992 Agreement in order to determine whether step two of the CBOT Restructuring Plan comports with the 1992 Agreement, and to make a binding declaration that the 1,402 CBOT Full Memberships will retain their Exercise Rights after the Chicago Board of Trade becomes a Delaware for-profit stock corporation. This Court's determination of this contractual issue will terminate the dispute between the parties and avoid future litigation as to step two of the restructuring.

          65. If such a determination of rights under the 1992 contract is not made by this Court, the Chicago Board of Trade and its members will suffer irreparable harm, jeopardizing the CBOT's rights under the 1992 Agreement to restructure while still maintaining the Exercise Right.

                               PRAYER FOR RELIEF
                               -----------------

          WHEREFORE, plaintiff Board of Trade of the City of Chicago respectfully requests that this Court enter a judgment:

          a.   Interpreting the 1992 Agreement and declaring that:

               1. Steps one and two of the CBOT's proposed Restructuring Plan comport with the Agreement; and

               2. the 1,402 Full Memberships of the CBOT will retain their Exercise Right after step two is implemented and the CBOT becomes a Delaware for-profit stock corporation; and

          b. Issuing an injunction that prohibits the CBOT from extinguishing the Exercise Right as a result of the CBOT's implementation of step two of the restructuring; and

          c. Ordering such further relief as this Court may deem necessary or appropriate.

Dated: October 17, 2000            Respectfully submitted,


                                   _______________________________
                                   Garrett B. Johnson
                                   Emily Nicklin
                                   Donna M. Welch
                              Attorney No. 90443
                                   KIRKLAND & ELLIS
                                   200 East Randolph Drive
                                   Chicago, Illinois 60601
                                   (312) 861-2000
                                   (312) 861-2200 (Facsimile)

                                   ATTORNEYS FOR PLAINTIFF,
                                   BOARD OF TRADE OF THE CITY OF CHICAGO
Carol A. Burke
Executive Vice President and General Counsel
Board of Trade of the City of Chicago, Inc.
141 West Jackson Boulevard, 6th Floor
Chicago, Illinois 60604
(312) 435-3726
(312) 341-3392 (Facsimile)

Edward T. Joyce
Edward T. Joyce & Associates PC
11 South LaSalle Street, Suite 1600
Chicago, Illinois 60603-1211
(312) 641-2600
(312) 641-0360 (Facsimile)

William J. Harte
William J. Harte, Ltd.
111 West Washington Street, Suite 1100
Chicago, Illinois 60602
(312) 726-5015
(312) 641-2445 (Facsimile)

Of Counsel

The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

The following letter was distributed to CBOT members and membership interest holders on October 18, 2000 and is currently available on the CBOT's intranet site, MemberNet.

                                      October 17, 2000

Dear Fellow Member,

I would like to update you on the events surrounding the CBOE Exercise Right that occurred today.

On August 3, Judge Stephen Schiller extracted from the CBOE a judicial admission that it would take no action to extinguish the Exercise Right, now or in the future, based solely on Step One of the CBOT's restructuring. Based on that binding admission, the Court dismissed the Step One lawsuit against the CBOE as no longer involving a justiciable controversy.

Because the CBOE had declared that it would nonetheless breach the 1992 Agreement if the CBOT moved forward with Step Two of its restructuring, the CBOT moved for leave to amend the complaint already before Judge Schiller to include the pending dispute regarding Step Two. Today, Judge Schiller ruled that he did not have jurisdiction to grant the CBOT's motion to amend - - meaning simply that the CBOT must file a new Step Two complaint in Illinois state court, which it did today. The new complaint (virtually identical to the amended complaint before Judge Schiller) seeks a declaration that implementation of Step Two does not extinguish the Exercise Right, and asks the Court to Prevent the CBOE from taking any action to the contrary. A copy of the Complaint will be made available in the legal department.

As I've stated before, I am disappointed we were not able to resolve this issue in talks with the CBOE. I remain hopeful that a resolution can still be reached if talks are re-opened. We remain confident that, just as the parties agreed in 1992, an Illinois Court will resolve this dispute and preserve the exercise right if we cannot reach agreement with the CBOE on this issue.

                                                Sincerely,

                                                /s/David P. Brennan

                                                David P. Brennan

The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                 *  *  *  *

The following letter was distributed to CBOT members and membership interest holders on October 18, 2000 and is currently available on the CBOT's intranet site, MemberNet.

                                 October 18, 2000


Dear Fellow Member:

The Board of Directors yesterday discussed a petition submitted by several members regarding a proposed member fee preference that would apply to the trading of all CBOT products. The Restructuring Report that was issued in connection with the June 28, 2000 ballot proposed a three-year member fee preference. Since then, the Executive Committee has listened carefully to the views expressed by many members on this subject, and met yesterday with several representatives of the petitioners in order to better understand their precise intent given certain ambiguities in the language of the petition.

The Executive Committee concluded that the petition failed to make clear: 1) whether member firms as well as members trading in their individual capacity would be entitled to the preference; and 2) whether delegates would be entitled to the preference.

As a result, and in light of those ambiguities, the Board of Directors yesterday rejected the petition as written. Instead, the Board adopted at yesterday's meeting a regulation which fundamentally captures the intent of the petition:

        Regulation 450.05 - Members and member firms will be granted lower fees than non-members.

The Board of Directors will shortly provide to the membership further guidance as to the acceptable attributes of a member firm or proprietary trade and has affirmed that delegates will remain subject to higher trading fees than members but lower fees than non-members.

In connection with the Board of Director's adoption of the foregoing regulation, the Board has undertaken to include a corresponding provision in the Articles of Incorporation that will be appended to the demutualization proposal that will be submitted for member approval once the SEC declares our registration statement effective. Under Delaware law, the Articles of Incorporation can only be modified with both Board and member approval.

I will keep you informed of further developments as they occur.

                                        Sincerely,

                                        /s/David P. Brennan

                                        David P. Brennan

The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                 *  *  *  *

The following publication was distributed to CBOT members and membership interest holders on October 18, 2000.

The Board of Directors of the Chicago Board of Trade at its regular meeting on Tuesday, October 17, 2000 took the actions summarized below.

                                    - - -

Received and accepted the Chief Financial Officer's reports on the financial statements of the Exchange and of Ceres Trading Limited Partnership for the nine months ended September 30, 2000.

                                    - - -

Based on recommendations of the Finance and Executive Committees, unanimously approved, for membership ballot vote, a proposed new Rule 450.00 provision which would establish a surcharge of $0.10 per contract/per side for member and non-member "Exchange for Physicals" (EFP) transactions.

This proposal supersedes one which was approved at the June 13, 2000 Board meeting to establish EFP surcharges (per contract/per side) of $0.30 for member transactions and $0.75 for non-member transactions.

Subject to membership ballot approval, the $0.10 EFP surcharge would become effective January 1, 2001.

Ballot details will be forthcoming.

                                    - - -

Based on a recommendation from the Finance Committee, and by a vote of 18 "Aye" and 3 "Nay", approved revisions to the current Exchange program of providing discounts to member firms for Exchange quotation services. Previously, the discount per terminal/per month was established at $18 for clearing member firms, $15 for non-clearing member firms, and parents and subsidiaries of member firms. The revised program provides for a discount of $10 per terminal/per month for clearing and non-clearing member firms only. The revision will be scheduled for implementation during the first quarter of 2001, in accordance with the program's provisions.

Details will be forthcoming.
                                    - - -

                                   - MORE -

                                                                        10/17/00

Considered a member petition (bearing 39 validated Full Member signatures) which requested that a vote of the membership be taken on a proposition to add the following paragraph to the current CBOT Bylaws, Article II - Members and Other Interest Holders, Section 1. Terms and Conditions:

    "The trading rights and privileges of members shall include member fee preferences similar in preference to those that have historically existed at old CBOT (the lowest charged and lower than any nonmember), such preferences to exist for members and their lessees in their individual capacities. Such preferences shall be included by the Corporation as a condition for permitting trade in Corporation products by other entities."

The Board took the following actions with respect to this petition proposal:

- Adopted the following new regulation:

    "450.05 - Members and member firms will be granted lower fees than non-members."

In this regard, the Board will shortly provide further guidance as to the acceptable attributes of a member firm or proprietary trade and has affirmed that delegates will remain subject to higher trading fees than members but lower fees than non-members.

Furthermore, the Board will undertake to include a provision corresponding to Regulation 450.05 in the Certificate of Incorporation of the proposed, demutualized Board of Trade of the City of Chicago, Inc. ("CBOT, Inc."). This Certificate of Incorporation will be appended to the demutualization proposal that will be submitted for member approval once the SEC declares the registration statement for CBOT, Inc. to be effective. (Under Delaware law, the Certificate of Incorporation may be amended only by action of the corporation's Board of Directors with the consent of the shareholders.)

The Board approved the foregoing actions by a vote of 11 "Aye" and 8 "Nay", recorded as follows:

Director     Cahnman         Nay          Director     Manning         Nay
             Cashman         Aye                       McMillin        Aye
             Cermak          Nay                       Niciforo        Nay
             Corvino         Aye                       Sorkin          Aye
             Hamada          Nay                       Wallace         Aye
             Kurzydlo        Aye                       Walter          Nay
             Lavender        Aye                       Weems           Aye
             Lee             Nay                       Zagotta         Aye
             Levin           Nay

                             Second Vice Chairman      Ryan            Aye
                             First Vice Chairman       Carey           Aye



                                     - MORE -

                                                                        10/17/00

- Based on the actions taken in the preceding vote, adopted a motion to disapprove the referenced member petition. The vote on this motion was 19 "Aye" and 1 "Nay", recorded as follows:

Director     Cahnman         Aye             Director     Manning         Aye
             Cashman         Aye                          McMillin        Aye
             Cermak          Aye                          Niciforo        Aye
             Corvino         Aye                          Sorkin          Aye
             Hamada          Aye                          Wallace         Aye
             Kurzydlo        Aye                          Walter          Aye
             Lavender        Aye                          Weems           Aye
             Lee             Nay                          Zagotta         Aye
             Levin           Aye

                             Second Vice Chairman    Ryan                 Aye
                             First Vice Chairman     Carey                Aye

The CBOT urges you to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring, when it becomes available, as well as the other documents that the CBOT has filed or will file with the SEC, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's website at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604, Attention: Office of the Secretary, Telephone:
(312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                    -  -  -

Confirmed the holiday-related trading schedules for the a/c/e/ electronic trading platform in connection with Thanksgiving and Christmas, 2000 and New Year's Day, 2001. The complete CBOT holiday schedule (open outcry and electronic trading) for the remainder of this year is available from the Secretary's Office.

                                    -  -  -

Based on a recommendation of the Financial Compliance Committee, revised the Exchange policy concerning institutions which are acceptable to issue letters of credit in connection with the issuance of commodity shipping certificates. Under this revised policy, banks which are members of the Federal Farm Credit System, and which have a net worth in excess of $1 billion, will be acceptable letter of credit institutions.

                                    -  -  -

Approved the following changes in committee appointments:

        Futures Commission Merchant (FCM) Committee
        Add:  Joseph J. Murphy

        Soybean Oil Pit Committee
        Add:  Paul W. Santi

                                                                        10/17/00

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